Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
Email Address
bross@graubard.com

August 21, 2019

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, DC 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Amended Form S-3 Registration Statement on Form S-1
Filed August 6, 2019
File No. 333-232588

Ladies and Gentlemen:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (“CSSE”), we respond as follows to the Staff’s comment letter, dated August 20, 2019, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Page references correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We have filed Amendment No. 2 publicly with the Commission on the date of this letter.

Please Note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided CSSE’s response to each comment immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amended Form S-3 on Form S-1 Filed August 6, 2019 Risk Factors, page 17

1.	We note your response to prior comment 2. However, your new risk factor disclosure regarding your exclusive forum provision is not consistent with the text of the provision set forth in your certificate of incorporation, including with respect to the relevant forum. In that regard, we note that your risk factor disclosure only references the Court of Chancery in the State of Delaware, but your provision selects other courts if the Court of Chancery does not have jurisdiction. Please revise your risk factor disclosure for consistency with your exclusive forum provision.

Securities and Exchange Commission August 21, 2019 Page 2

In addition, please revise your risk factor to clarify whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that your risk factor indicates that the provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, but your disclosure on page 36 indicates that the provision is intended to include all actions, including any arising under the Securities Act or Exchange Act.

We have updated the risk factor on page 22 relating to the exclusive forum provision in the certificate of incorporation to accurately reflect the language in the certificate of incorporation, as requested.

We have also modified the disclosure on page 37 to state that the exclusive forum provision is not intended to apply to arising under the Securities Act or Exchange Act.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian L. Ross

Brian L. Ross

cc:	William J. Rouhana, Jr.